



CLEVELAND WHISKEY

VISION MARKET WHY INVEST TRACTION TEAM TERMS INVEST NOW

EQUITY CROWDFUNDING — OPEN NOW

Cleveland Whiskey

Whiskey. Without Limits.™

Redefining how whiskey is made — using patented science and technology to create award-winning spirits faster, more precisely, and ready to scale across global markets.

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1M+	3,100+	$3.39M+	2,126
BOTTLES SOLD	RETAIL LOCATIONS	TOTAL RAISED ⓘ	TOTAL INVESTORS ⓘ

Shares at **$9.10/share** · Minimum investment **$254.80** · Offering closes **September 30, 2026**

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FROM THE FOUNDER

Hear From Tom Lix

Cleveland Whiskey founder and CEO Tom Lix walks you through the company's technology, global vision, and why now is the right time to invest.

THE FUTURE OF WHISKEY STARTS HERE

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OUR VISION

The whiskey industry

The whiskey industry hasn't changed in centuries. Until now.



For decades, the industry has relied on long aging cycles, expensive storage, and capital tied up in inventory for years at a time. That model limits flexibility, slows innovation, and makes it difficult to adapt as markets shift and competition increases.

At Cleveland Whiskey, we took a different approach. Backed by two U.S. patents, we've developed a proprietary system that allows us to produce award-winning whiskey more efficiently — with greater flexibility and significantly less capital tied up in the process.

The result is a fundamentally different production model — one that can move faster, adapt quickly, and scale without the traditional constraints of time and inventory. This changes where and how we compete. With a more efficient and flexible system, Cleveland Whiskey is positioned to expand into high-growth international markets, develop new product categories, and operate with a level of speed and control that traditional distilleries aren't built for.

This is what allows us to move beyond the limits of a traditional distillery and build a platform designed for *global* scale.

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SHARE PRICE	MIN. INVESTMENT	PRE-MONEY VALUATION	OFFERING DEADLINE
$9.10	$254.80	$43.2M	Sep 30
Per share of Class F Common Stock	28 shares of Class F Common Stock	Including outstanding options	2026 — Regulation CF Offering

MARKET OPPORTUNITY

A $100B industry ripe for disruption.

The global whiskey market continues to grow, projected to approach $100B in the coming years. But that growth is not evenly distributed — and where it's happening matters.

In the U.S., the market has become increasingly saturated, with many craft distilleries struggling to compete and a growing number shutting down. Traditional models built on long aging cycles, high capital requirements, and limited flexibility are being tested in a changing environment.

At the same time, markets like India — the largest whiskey-consuming country in the world — remain difficult for traditional distilleries to enter due to tariffs, production constraints, and cost barriers. Cleveland Whiskey is built for this shift.



- **Distribution in 20 U.S. States + International**
  Placement in 3,100+ retail locations across the U.S., plus Europe and Asia.

- **India Market Entry — $500K+ First Order**
  Closed a six-figure contract in India, the world's largest whiskey-consuming market, using our concentrate model.

- **Cleveland Riverfront Development**
  Located directly adjacent to a new Live Nation amphitheater and major mixed-use development — driving brand visibility and destination traffic.

- **Craft Distillery Exits: 11–16×**
  Market where strategic acquisitions have rewarded early investors significantly.

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Cleveland Whiskey is positioned for global scale. **Become an investor before September 30, 2026.**

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WHY INVEST

Six compelling reasons to invest in Cleveland Whiskey

01

Proven, Patented Technology

Backed by two U.S. patents, Cleveland Whiskey has developed a proprietary system that enables faster, more flexible production without the constraints of traditional aging cycles — a sustainable competitive edge that is difficult to replicate.

02

Expanding Global Presence

Already entered international markets including India, producing and fulfilling initial orders exceeding $500K. With a model designed for efficiency and adaptability, the company is positioned to expand where traditional distilleries can't effectively compete.

03

Established Market Traction

Over 1 million bottles sold, distribution across 20 states and international markets, and placement in 3,100+ retail locations demonstrate proven consumer demand and a strong foundation for continued growth.

04

Capital-Efficient, Scalable Model

Faster production cycles and reduced capital requirements allow for more efficient growth, lower risk, and the ability to scale without the limitations of traditional inventory-heavy distillery models. Infrastructure in place for 4× capacity in 2025 and up to 20× long term.

05

Multiple Paths to Value

From global expansion to real estate and destination development, Cleveland Whiskey is building a business with multiple drivers of long-term value. Craft distillery exits in this market have reached 11–16× — making acquisition a meaningful potential outcome.

06

Strategic Riverfront Location

Cleveland Whiskey owns and operates on Cleveland's riverfront, directly adjacent to a major redevelopment including a Live Nation amphitheater. As the Flats South transforms into a high-traffic destination, this location creates compounding brand and asset value.

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BUSINESS OVERVIEW

Technology-driven spirits built to scale.

Cleveland Whiskey is a technology-driven spirits company built to rethink how whiskey is made and scaled. While traditional distilleries rely on time and aging infrastructure, Cleveland Whiskey has developed a patented approach that allows for faster, more flexible production without sacrificing quality.

By reducing time, cost, and capital constraints, the company can move quickly, develop new products efficiently, and expand into markets that traditional models struggle to reach. The result is a portfolio of award-winning, differentiated spirits and a platform designed to scale across both domestic and international markets.

- **Retail & Distribution**
  Direct product sales through 3,100+ retail locations and international markets
- **On-Premise Partnerships**
  Partnerships with bars and restaurants driving brand visibility and recurring





- **Product Differentiation**
  Award-winning quality and proprietary secondary wood finishes that competitors cannot replicate
- **Rapid Development Cycles**
  Faster iteration and new product release — impossible to match with traditional aging processes
- **Concentrates & Extracts**
  Capital-efficient expansion into global markets through scalable B2B product lines

INVEST IN OUR GROWTH

$9.10/share · $254.80 minimum · Class F Common Stock — Offering closes September 30, 2026

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TRACTION & MILESTONES

Proven demand. Ready to scale.

Cleveland Whiskey has demonstrated strong traction through a combination of commercial growth, market expansion, and key operational milestones that position the company for rapid acceleration.

- ✓ **1M+ Bottles Sold**
  Validating strong, sustained consumer demand in a crowded and competitive market
- ✓ **65,000 Sq Ft Distillery Campus**
  World-class production facility with infrastructure in place for 4× capacity growth in 2025 and up to 20× long term
- ✓ **3,100+ Retail Locations**
- ✓ **175+ Awards Worldwide**
- ✓ **$4.8M+ Raised via Crowdfunding**
  Highlighting deep investor confidence across multiple successful rounds
- ✓ **Historic Riverfront Facility**
  Phase one opened October 2024 — adjacent to the new Live Nation amphitheater development
- ✓ **India Market Entry**
  First $500K+ order fulfilled for whiskey concentrates, with further international expansion planned
- ✓ **4× Capacity Growth in 2025**
  Infrastructure already in place, with long-term expansion pathway up to 20×

JOIN THE ROUND

OUR TEAM

Led by proven operators and industry experts.

Tom Lix
FOUNDER & CEO
Serial entrepreneur and technology innovator with packaged goods, software, and new product marketing experience.

Donald G. Coffey
CHIEF SCIENCE OFFICER
Former EVP of R&D at MGP Ingredients. PhD in Food Chemistry, Michigan State University.

Andrew Lix
HEAD OF NATIONAL SALES
Sales and distribution leader with the company since 2012, driving revenue from launch through national expansion.

Johanna Barnowski
HEAD OF MARKETING
Creative marketing professional with experience in digital strategy, PR, and brand development across multiple industries.

James Waltz
DISTILLERY MANAGER
Experienced distiller combining practical production knowledge with formal training in fermentation and flavor development.

A serial entrepreneur with proven exits, backed by a veteran







industry team — including a PhD food chemist and a distribution leader who has grown the brand nationally since 2012.

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OFFERING TERMS

Transparent terms. Open to everyone.

VALUATION & STRUCTURE

Pre-Money Valuation: $43,204,079

The issuer is raising this Regulation Crowdfunding round at a $43.2M pre-money valuation, when including outstanding options. Securities offered are Class F Common Stock at $9.10 per share.

Important note on valuation:

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

INVEST AT $9.10/SHARE

OFFERING DETAILS

Security Type	Class F Common Stock
Share Price	$9.10 per share
Min. Investment	$254.80 (28 shares)
Offering Minimum	$9,991.80 (1,098 shares)
Offering Maximum	$4,625,002.20 (508,242 shares)
Pre-Money Valuation	$43,204,079.10
Offering Deadline	September 30, 2026
Regulation	Regulation CF

The Company must reach its Target Offering Amount of $9,991.80 by September 30, 2026. Unless the target is reached, no securities will be sold, commitments will be cancelled, and funds returned.

INVESTOR PERKS

More Than an Investment. A Legacy.

Every investor in Cleveland Whiskey becomes part of our story. Choose your level and receive exclusive rewards that connect you to the distillery, the craft, and the people behind it.

$500
MINIMUM

Wall of Investors + Quarterly Updates

Have your name proudly engraved on our Wall of Investors in the distillery. Plus, enjoy an exclusive invitation to quarterly investor updates.

INVEST $500+

$2,500
+ ALL PRIOR

Engraved Legacy Brick

Leave a lasting legacy with an engraved brick at the Cleveland Whiskey campus. Your name will be etched in history! Includes all perks from previous tier.

INVEST $2,500+

$10,000
+ ALL PRIOR

Private Lunch with Founder Tom Lix POPULAR

Enjoy a private lunch with our Founder, Tom Lix, where you'll dive into the story and passion behind Cleveland Whiskey. Includes all perks from previous tiers.

INVEST $10K+

$25,000
+ ALL PRIOR

Distillery Day Experience

Get your hands dirty in the whiskey-making process alongside our distillery team. Dive into daily operations—from distilling to bottling, proofing to quality control. End the day with pre-release tastings straight from the barrels. Includes all perks from previous tiers.

INVEST $25K+

$100,000
+ ALL PRIOR
3 AVAILABLE

Still Naming Rights RARE • ONLY 3 LEFT

Claim naming rights to one of our iconic whiskey stills. A truly rare opportunity to leave your mark on Cleveland Whiskey's production heritage. Includes all perks from previous tiers.

INVEST $100K+



Whiskey

Cleveland Whiskey is positioned to capitalize on a global whiskey market approaching $100B — with patented technology, established distribution, and over 1 million bottles sold. Now is your opportunity to invest alongside a proven team building a platform designed to scale beyond the limits of traditional distilleries.

INVEST NOW — $9.10/SHARE

Minimum $254.80 · Offering closes September 30, 2026 · Reg CF

Investing in early-stage companies involves risk, including the possible loss of your entire investment. This page is for informational purposes only and does not constitute an offer to sell or solicitation of an offer to buy securities. All investments are subject to applicable regulatory requirements. The Company must reach its Target Offering Amount by the Offering Deadline or committed funds will be returned.

ASK THE FOUNDERS

Have a question? Ask Cleveland Whiskey directly.

Post your question below and the Cleveland Whiskey team will respond. All questions and answers are public so every investor can see what's been asked — part of the transparent, two-way conversation that makes Reg CF investing different.

INVESTOR FAQS

Everything you need to know

Investment Process

How do I create an account and start investing?   +

What information do I need to provide?   +

What payment methods are accepted?   +

When is my investment actually finalized?   +

Can I cancel my investment after I make it?   +

What if I'm an international investor?   +

Understanding the Raise

Where can I find details about Cleveland Whiskey's financials and valuation?   +

What types of securities am I buying (equity, SAFE, debt, etc.)?   +

What happens if we don't reach our minimum funding target?   +

Where can I learn more about this raise?   +

Risks & Returns

What are the risks of investing in early-stage opportunities? +

When and how could I see a return on my investment? +

Is my investment liquid? Can I sell my shares? +

I bought shares previously through WeFunder — does that change anything? +

After Investing

What happens to my money after the raise ends? +

How do I track my investment over time? +

Will I receive updates from Cleveland Whiskey on my investment? +

Are there tax implications resulting from my investment? +

Compliance & Security

Is my personal and financial information secure? +

What happens if I run into an issue with my investment? +

LEGAL DISCLOSURES

RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

IMPORTANT INFORMATION

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

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